SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of June 2002

Riverdeep Group plc
(Registrant's name)

8th Floor, Apollo House
Tara Street
Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

On June 20, 2002 the Registrant issued a press release, entitled: "Riverdeep Group plc Added to FTSE All-World Index."

CRGH

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERDEEP GROUP PLC

Date June 24, 2002

By: W H Burke
Name: William H Burke
Title CFO

BST99 1269525-1.058610.0010

Riverdeep Group plc Added to FTSE All-World Index
Largest Irish-Registered Technology Company

Dublin, Ireland & Cambridge, MA, June 20, 2002 - Riverdeep Group plc (NASDAQ: RVDP)), a global leader in the development and distribution of multi-platform K-12 educational products for both schools and consumers, announces today the company has been selected by FTSE Group to be included in the FTSE All-World index. Riverdeep is the largest Irish-registered information technology company, by market capitalization, to be included in the index.

FTSE Group is a world leader in the creation and management of equity indexes used by investors for investment analysis, performance measurement, and asset allocation. It manages and develops globally recognized indices ranging from the FTSE All-World Index to the real time FTSE Eurotop series and the FTSE 100.

Commenting on the news, Riverdeep Chief Financial Officer, William Burke said, "We're delighted with our inclusion in this important index. Our addition to the FTSE All-World is yet another positive development for Riverdeep within the global financial markets."

Riverdeep will be added to the FTSE All-World effective Monday, June 24, 2002. Riverdeep is also a constituent of the FTSE eTX series of European technology indexes.

More Information:

Riverdeep Group plc Bill Cunningham 617-995-1064

FTSE Group: Tim Tindall 212-825-1356

About Riverdeep Group plc

Riverdeep provides highly motivating, dynamic, curriculum-based Internet and CD-ROM learning experiences for the K-12 market. Riverdeep's products feature interactive problem-solving approaches and real-world applications that contribute to the depth of conceptual understanding. The Company also offers extensive online tools; support and professional development offerings via riverdeep.net, helping educators integrate technology with curriculum and to assess and improve student performance. Riverdeep's science, math and language arts learning activities are correlated to national and state curriculum standards. These award-winning products including Riverdeep's Destination Math, Science Explorer, Science Gateways, and Tangible MATH, are accessible via riverdeep.net and are available on CD-ROM for all major operating platforms. Recent additions to Riverdeep's product offerings include EdVantage's language arts courses, Edmark's early learning software and The Learning Company's offerings which include Reader Rabbit, Carmen Sandiego, ClueFinders, and Oregon Trail.

Riverdeep was founded in 1995 and is headquartered in Dublin, Ireland, with U.S. headquarters in Cambridge, Massachusetts. For more information, write to Riverdeep, 125 CambridgePark Drive, Cambridge, Massachusetts, 02140; call toll free to 800-564-2587; visit www.riverdeep.net; or send a note to info@riverdeep.net.

About FTSE Group

FTSE Group is a world-leader in the creation and management of equity indices. With offices in

London, New York, San Francisco, Paris, Frankfurt, Madrid and Hong Kong, FTSE services clients in 77 countries worldwide. It manages and develops globally recognized indices ranging from the FTSE All-World Index to the real time FTSE Eurotop series and the FTSE 100. The company has collaborative arrangements with the London, Amsterdam, Brussels, Norex, Cyprus, Euronext, Athens, Luxembourg and Madrid stock exchanges, as well as with Nikkei of Japan (Nihon Keizai Shimbun, Inc) and the JSE Securities Exchange South Africa.

Investors use FTSE indices extensively worldwide for investment analysis, performance measurement, asset allocation and for creating a wide range of index tracking funds. Committees of senior fund managers, derivatives experts, actuaries and experienced practitioners independently review all changes to the indices ensuring that they are accurate, timely and without bias. Real time FTSE indices are calculated on systems managed by Reuters. Prices and FX rates used are supplied by Reuters. For more information please visit www.ftse.com.